Exhibit 99.1

PRESS RELEASE

Leitch Investor Contact: David Toews
Chief Financial Officer
Leitch Technology Corporation
Tel: +1 416-445-9640
Investors@leitch.com

WWW.LEITCH.COM

4 October, 2004	FOR IMMEDIATE RELEASE

Leitch Technology Corporation Announces $28.35 million Common Share Offering

TORONTO, ONTARIO - October 4, 2004 - Leitch Technology Corporation ("Leitch") (TSX: LTV) announced today that it has entered into an agreement with a syndicate of underwriters, led by CIBC World Markets Inc., under which the underwriters have agreed to buy and sell to the public 3,000,000 common shares of Leitch from treasury, at a purchase price of $9.45 per share. In addition, Leitch has granted the underwriters an over-allotment option to purchase a further 300,000 common shares, exercisable at any time prior to closing. The offering will raise gross proceeds of $28.35 million, assuming that the over-allotment option is not exercised, and approximately $31.185 million if the option is fully exercised. Closing is expected on or about October 22, 2004.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Leitch Technology is a 33-year global leader in the design and distribution of high-performance video systems for the professional television industry. Leitch offers the most extensible products and interoperable systems, enabling operations of any size to achieve a truly Integrated Content Environment. Leitch is the most trusted name for increasing performance and productivity through solutions that streamline workflow of content production, processing, transmission and management. With a sole focus on and commitment to the television industry, Leitch provides unparalleled customer support.

About Leitch
Leitch Technology is a 33-year global leader in the design and distribution of high-performance video systems for the professional television industry. Leitch offers extensible products and interoperable systems, enabling operations of any size to achieve a truly Integrated Content Environment. Leitch is a trusted name for increasing performance and productivity through solutions that streamline workflow of content production, processing, transmission and management. (www.leitch.com)

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.